Exhibit 99.3

JBS S.A.
Unaudited condensed consolidated interim financial information
As of and for the three and six-month period ended June 30, 2024

JBS S.A. Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar — US$
	Note	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	3,690,302	4,569,517
Margin cash	3	162,519	132,461
Trade accounts receivable	4	3,290,534	3,390,856
Inventories	5	5,156,763	5,101,230
Biological assets	6	1,549,648	1,712,153
Recoverable taxes	7	667,076	919,120
Derivative assets		40,357	87,795
Other current assets		377,417	323,194
TOTAL CURRENT ASSETS		14,934,616	16,236,326

NON-CURRENT ASSETS
Recoverable taxes	7	1,484,796	1,744,275
Biological assets	6	511,538	531,477
Related party receivables	8	105,791	118,554
Deferred income taxes	9	705,809	774,861
Derivative assets		8,901	81,940
Other non-current assets		314,224	319,226
		3,131,059	3,570,333

Investments in equity-accounted investees		42,292	56,601
Property, plant and equipment	10	12,195,825	12,918,249
Right of use assets	11	1,584,714	1,705,710
Intangible assets	12	1,892,033	1,985,595
Goodwill	13	5,717,174	6,105,020
TOTAL NON-CURRENT ASSETS		24,563,097	26,341,508
TOTAL ASSETS		39,497,713	42,577,834

JBS S.A. Unaudited condensed consolidated interim statements of financial position — (Continued) In thousands of United States dollar — US$
	Note	June 30, 2024	December 31, 2023
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	4,497,084	5,257,053
Supply chain finance	14	940,353	948,066
Loans and financing	15	875,763	891,570
Income taxes	16	113,374	83,247
Other taxes payable	16	124,660	144,002
Payroll and social charges	17	1,315,869	1,297,181
Lease liabilities	11	332,800	352,627
Dividends payable		29	400
Provisions for legal proceedings	18	266,590	197,440
Derivative liabilities		229,904	144,251
Other current liabilities		511,539	581,123
TOTAL CURRENT LIABILITIES		9,207,965	9,896,960

NON-CURRENT LIABILITIES
Loans and financings	15	17,736,486	19,107,567
Income and other taxes payable	16	86,843	94,368
Payroll and social charges	17	410,262	490,503
Lease liabilities	11	1,382,435	1,488,600
Deferred income taxes	9	1,173,758	1,360,257
Provisions for legal proceedings	18	272,387	315,953
Derivative liabilities		204	—
Other non-current liabilities		91,899	115,840
TOTAL NON-CURRENT LIABILITIES		21,154,274	22,973,088

EQUITY	19
Share capital – common shares		13,177,841	13,177,841
Capital reserve		(179,915)	(186,009)
Other reserves		(36,980)	(36,413)
Profit reserves		3,623,632	3,623,632
Accumulated other comprehensive loss		(8,973,883)	(7,554,007)
Retained profit		661,664	—
Attributable to company shareholders		8,272,359	9,025,044
Attributable to non-controlling interest		863,115	682,742
TOTAL EQUITY		9,135,474	9,707,786
TOTAL LIABILITIES AND EQUITY		39,497,713	42,577,834

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Unaudited condensed consolidated interim statements of income for the six-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$ (except for earnings per share)
		Six-month period ended June 30,
	Note	2024	2023
NET REVENUE	20	37,282,879	34,739,312
Cost of sales	24	(31,951,199)	(31,276,616)
GROSS PROFIT		5,331,680	3,462,696

Selling expenses	24	(2,221,268)	(2,258,684)
General and administrative expenses	24	(1,224,980)	(1,024,990)
Other income	24.1	38,454	97,117
Other expenses	24.1	(66,777)	(85,465)
NET OPERATING EXPENSES		(3,474,571)	(3,272,022)

OPERATING PROFIT (LOSS)		1,857,109	190,674

Finance income	21	364,119	219,734
Finance expense	21	(1,312,482)	(855,761)
NET FINANCE EXPENSE		(948,363)	(636,027)

Share of profit of equity-accounted investees, net of tax		(4,128)	5,807
PROFIT (LOSS) BEFORE TAXES		904,618	(439,546)

Current income taxes	9	(256,817)	(38,644)
Deferred income taxes	9	104,832	162,977
TOTAL INCOME TAXES		(151,985)	124,333
NET INCOME (LOSS)		752,633	(315,213)

ATTRIBUTABLE TO:
Company shareholders		661,097	(332,880)
Non-controlling interest		91,536	17,667
		752,633	(315,213)
Basic and diluted earnings (loss) per share – common shares (US$)	22	0.30	(0.15)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Condensed consolidated statements of income for three-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$ (except for earnings per share)
		Three-month period ended June 30,
	Note	2024	2023
NET REVENUE	20	19,284,167	18,052,068
Cost of sales	24	(16,310,797)	(16,055,155)
GROSS PROFIT		2,973,370	1,996,913

Selling expenses	24	(1,116,147)	(1,146,896)
General and administrative expenses	24	(696,019)	(510,837)
Other income	24.1	17,247	15,167
Other expenses	24.1	(44,268)	(46,396)
NET OPERATING EXPENSES		(1,839,187)	(1,688,962)

OPERATING PROFIT		1,134,183	307,951

Finance income	21	195,895	98,171
Finance expense	21	(795,513)	(435,023)
NET FINANCE EXPENSE		(599,618)	(336,852)

Share of profit of equity-accounted investees, net of tax		2,404	3,031
PROFIT (LOSS) BEFORE TAXES		536,969	(25,870)

Current income taxes	9	(253,007)	(31,937)
Deferred income taxes	9	103,815	17,784
TOTAL INCOME TAXES		(149,192)	(14,153)
NET INCOME (LOSS)		387,777	(40,023)

ATTRIBUTABLE TO:
Company shareholders		328,770	(53,243)
Non-controlling interest		59,007	13,220
		387,777	(40,023)
Basic and diluted earnings (loss) per share – common shares (US$)	22	0.15	(0.02)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Unaudited condensed consolidated interim statements of comprehensive income for six-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$
	Six-month period ended June 30,
	2024	2023
Net income (loss)	752,633	(315,213)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	(236,513)	440,423
Gain (loss) on foreign currency translation adjustments	(1,095,393)	267,217
Loss on cash flow hedge	359	(1,383)
Deferred income tax on gain on cash flow hedge	(90)	(712)
Valuation adjustments to equity in subsidiaries	(8,010)	(4,412)

Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	10,990	11,114
Income tax on gain associated with pension and other postretirement benefit obligations	(2,789)	(1,716)
Total other comprehensive income (loss)	(1,331,446)	710,531
Comprehensive Income (loss)	(578,813)	395,318

Total comprehensive income (loss) attributable to:
Company shareholders	(758,779)	406,375
Non-controlling interest	179,966	(11,057)
	(578,813)	395,318

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Condensed consolidated statements of comprehensive income for three-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$
	Three-month period ended June 30,
	2024	2023
Net income	387,777	(40,023)

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	(183,584)	126,058
Gain (loss) on foreign currency translation adjustments	105,931	397,047
Gain (loss) on cash flow hedge	(44)	(1,918)
Deferred income (expense) tax on cash flow hedge	(22)	(988)
Valuation adjustments to equity in subsidiaries	200,972	(6,475)

Items that will not be reclassified to statement of income:
Gains associated with pension and other postretirement benefit obligations	6,538	6,465
Income tax on gain associated with pension and other postretirement benefit obligations	(1,659)	(1,039)
Total other comprehensive income (loss)	128,132	519,150
Comprehensive Income (loss)	515,909	479,127

Total comprehensive income (loss) attributable to:
Company shareholders	383,366	484,471
Non-controlling interest	132,543	(5,344)
	515,909	479,127

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Unaudited condensed consolidated interim statements of changes in equity for six-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$
		Capital reserves				Profit reserves			Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction(1)	Stock options	Other reserves	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2023	13,177,841	36,321	(239,584)	10,145	(35,177)	603,603	2,928,754	767,354	61,690	(8,410,771)	—	8,900,176	645,971	9,546,147
Net income (loss)	—	—	—	—	—	—	—	—	—	—	(332,880)	(332,880)	17,667	(315,213)
Gain (loss) on foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	297,241	—	297,241	(30,024)	267,217
Gain on net investment in foreign operations	—	—	—	—	—	—	—	—	—	440,423	—	440,423	—	440,423
Loss on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	(2,095)	—	—	(2,095)	—	(2,095)
Valuation adjustments to equity in subsidiaries	—	—	—	—	—	—	—	—	(4,412)	—	—	(4,412)	—	(4,412)
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	8,098	—	—	8,098	1,300	9,398
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	1,591	737,664	(332,880)	406,375	(11,057)	395,318

Share-based compensation	—	—	3,234	—	—	—	—	—	—	—	—	3,234	678	3,912
Realization of other reserves	—	—	—	—	(616)	—	—	—	—	—	616	—	—	—
Distribution of interim dividends	—	—	—	—	—	—	—	—	—	—	(447,979)	(447,979)	—	(447,979)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(4,462)	(4,462)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(360)	(360)
BALANCE ON JUNE 30, 2023	13,177,841	36,321	(236,350)	10,145	(35,793)	603,603	2,928,754	767,354	63,281	(7,673,107)	(780,243)	8,861,806	630,770	9,492,576

JBS S.A. Unaudited condensed consolidated interim statements of changes in equity for six-month period ended June 30, 2024 and 2023 — (Continued) In thousands of United States dollar — US$
		Capital reserves				Profit reserves			Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction(1)	Stock options	Other reserves	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2024	13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income	—	—	—	—	—	—	—	—	—	—	661,097	661,097	91,536	752,633
Gain on foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(1,182,671)		(1,182,671)	87,278	(1,095,393)
Gain (loss) on net investment in foreign operations(2)	—	—	—	—	—	—	—	—	—	(236,513)	—	(236,513)	—	(236,513)
Gain on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	268	—	—	268	—	268
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	7,050	—	—	7,050	1,152	8,202
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	(692)	(1,419,184)	661,097	(758,779)	179,966	(578,813)

Share-based compensation	—	—	6,095	—	—	—	—	—	—	—	—	6,095	1,285	7,380
Realization of other reserves	—	—	—	—	(567)	—	—	—	—	—	567	—	—	—
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(784)	(784)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(95)	(95)
BALANCE ON JUNE 30, 2024	13,177,841	36,321	(226,380)	10,145	(36,980)	603,603	2,232,528	787,501	59,751	(9,033,634)	661,664	8,272,360	863,114	9,135,474

____________

(1)           Refers to changes in equity resulting mainly from compensation based on the shares of subsidiaries.

(2)           Includes capitalization of foreign exchange variation of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Unaudited condensed consolidated interim statements of cash flows for six-month period ended June 30, 2024 and 2023 In thousands of United States dollar — US$
		Six-month period ended June 30,
	Note	2024	2023
Cash flows from operating activities
Net income (loss)		752,633	(315,213)
Adjustments for:
Depreciation and amortization	6, 10, 11 and 12	1,090,778	1,035,867
Expected credit losses	4	6,225	6,349
Share of profit of equity-accounted investees		4,128	(5,807)
Gain on sales of assets		(4,743)	(7,709)
Tax expense	9	151,985	(124,333)
Net finance expense	21	948,363	636,027
Share-based compensation		7,380	3,912
Provisions for legal proceedings	18	21,682	42,730
Restructuring		13,412	24,419
Net realizable value inventory adjustments	5	(13,496)	(2,857)
DOJ (Department of Justice) and antitrust agreements	18	80,277	31,700
Fair value adjustment of biological assets	6	(29,883)	89,937
		3,028,741	1,415,022
Changes in assets and liabilities:
Trade accounts receivable		114,385	446,760
Inventories		(292,076)	73,529
Recoverable taxes		19,063	(19,207)
Other current and non-current assets		(103,501)	(32,963)
Biological assets		(201,153)	(263,483)
Trade accounts payable and supply chain finance		(589,167)	(1,032,574)
Taxes paid in installments		(34,635)	(20,802)
Other current and non-current liabilities		9,472	(18,552)
DOJ and Antitrust agreements payment		(90)	(30,300)
Income taxes paid		(87,325)	(40,711)
Changes in operating assets and liabilities		(1,165,027)	(938,303)
Cash provided by operating activities		1,863,714	476,719
Interest paid		(689,299)	(659,188)
Interest received		97,099	95,769
Net cash flows provided (used in) by operating activities		1,271,514	(86,700)

JBS S.A. Unaudited condensed consolidated interim statements of cash flows for six-month period ended June 30, 2024 and 2023 — (Continued) In thousands of United States dollar — US$
		Six-month period ended June 30,
	Note	2024	2023
Cash flows from investing activities
Purchases of property, plant and equipment		(629,700)	(724,770)
Purchases and disposals of intangible assets	12	(4,531)	(3,011)
Proceeds from sale of property, plant and equipment		15,775	15,999
Acquisitions, net of cash acquired		(2,880)	(569)
Dividends received		6,392	3,464
Related party transactions		507	512
Others		—	20,680
Cash used in investing activities		(614,437)	(687,695)

Cash flows from financing activities
Proceeds from loans and financing		688,722	4,141,518
Payments of loans and financing		(1,734,865)	(2,600,801)
Derivative instruments received (settled)		(140,870)	(10,356)
Margin cash		1,830	(12,423)
Dividends paid		—	(447,979)
Dividends paid to non-controlling interest		(3,398)	(4,462)
Payments of leasing contracts		(211,008)	(217,792)
Cash provided (used in) by financing activities		(1,399,589)	847,705

Effect of exchange rate changes on cash and cash equivalents		(136,703)	43,584
Net change in cash and cash equivalents		(879,215)	116,894
Cash and cash equivalents beginning of period		4,569,517	2,526,431
Cash and cash equivalents at the end of period		3,690,302	2,643,325
		Six-month period ended June 30,
	Note	2024	2023
Non-cash transactions:
Non-cash additions to right of use assets and lease liabilities	11	209,210	274,864
Capitalized interest	10	17,305	(41,895)
Closing of construction for fixed assets		12,529	4,750

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1 Background information

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the six-month periods ended June 30, 2024 and 2023, that were authorized by the Board of Directors on August 15, 2024. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Friboi, Maturatta and Swift.

The unaudited condensed consolidated interim financial information includes the Group’s operations in Brazil as well as the activities of its subsidiaries.

1.1 Main events that occurred during the period:

1.2.1     Floods in Rio Grande do Sul:    Related to the floods that occurred in Rio Grande do Sul, the poultry and swine units were not significantly impacted by the rain and are already operating normally. The impacts suffered total an amount of US$5,838, which was recorded as administrative expenses in the statement of income, mainly referring to losses of goods, loss of live animals and warehouses, and operational costs, as a consequence of flooding and logistical disruption in the region. The Company is providing support to the families and our employees affected by the tragedy through the donation of food, emergency items and the payment of the 13th salary to employees in Rio Grande do Sul..

1.2.2     Early redemption of CRA:    On May 13, 2024, the Company announced settlements for early redemption of CRA debts due in April of 2028, December of 2031 and December of 2036 and the extraordinary amortization of the series due in November of 2027, totaling the amount of $366,572 settled in May of 2024.

1.2 Seasonality:

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no fluctuation in pork numbers in other locations.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

1 Background information (cont.)

1.3 Subsequent events:

a.      On July 19, 2024, following the announcement of an outbreak of Newcastle disease virus (NDV) at a poultry farm in the state of Rio Grande do Sul (RS), the Brazilian government reported that it had suspended poultry exports from this state to several countries. Seara adjusted its production to export from other states and is monitoring the economic effects on its operations as a result of this virus. As of the date of approval of these financial statements, no significant impacts have been generated.

b.      Distribution of interim dividends: On August 13, 2024, the Company approved the distribution of interim dividends from the profit reserves in the amount of R$4.44 billion (equivalent to US$808,425 considering the exchange rate on August 13, 2024), corresponding to R$2.00 (equivalent to US$0.36 considering the exchange rate on August 13, 2024) per ordinary share on June 30, 2024, to be distributed to the shareholders. The interim dividends will be distributed on October 7, 2024.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three and six-month period ended June 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2023 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial information, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, which were authorized by the Board of Directors on August 15, 2024.

2.1 New standards, amendments and interpretations that are not yet effective

a. Standards, amendments and interpretations recently issued and adopted by the Group

Amendments to IAS 7 and IFRS 7 — Supplier Finance Arrangements

Effective for periods beginning on or after January 1, 2024 but not required for any interim period presented within the annual reporting period, the changes aim to increase transparency and comparability of financial information in supplier finance arrangements, which involve financing suppliers through a financial institution. Companies will be required to disclose the terms and conditions of transactions with suppliers, the effects of these arrangements on liabilities and cash flows, and on the exposure to liquidity risk related to these arrangements. The Group is monitoring the changes and will adjust the disclosure in the explanatory notes according to the standard’s requirements by the year-end’s financial statements.

IAS 12 — Income Taxes

As of January 1, 2024, the changes to the International Tax Reform — Pillar Two Model Rules aim to address tax issues related to the creation of a global system of minimum taxation for multinational companies, as disclosed in note 10 — Income tax and social contribution.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

2 Basis of preparation (cont.)

b. New standards, amendments and interpretations that are not yet effective

IAS 21 — Lack of exchangeability

Starting from January 1, 2025, this amendment establishes accounting requirements for situations where a functional currency cannot be converted into other currencies. In such cases, the Group must use the most recent observable exchange rate to translate the results and financial position of foreign operations into its presentation currency. The entity should also disclose this exchange rate, the date it was observed, and the reasons why the currency is non-exchangeable. The Group is monitoring the changes, and so far, no impacts have been identified.

3 Cash and cash equivalents and margin cash

Cash and cash equivalents	June 30, 2024	December 31, 2023
Cash on hand and at banks	1,322,154	1,830,814
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic)(1)	2,368,148	2,738,703
	3,690,302	4,569,517

____________

(1)       CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário — CDI). Tesouro Selic are bonds purchased from financial institutions having conditions and characteristics that are similar to CDB’s.

Margin Cash

The Group is required to maintain cash balances with a broker as collateral for exchange-traded futures contracts. These balances are classified as restricted cash as they are not available for use by the Company to fund daily operations. The balance of restricted cash also includes investments in Treasury Bills, as required by the broker, to offset the obligation to return cash collateral. The treasury bills hedge inflation (or deflation) risk when held to maturity. The cash is redeemable when the contracts are settled, therefore they are not considered as cash and cash equivalents.

Margin cash	June 30, 2024	December 31, 2023
Margin cash (Restricted cash)	90,761	18,191
Investments in Treasury Bills	71,758	114,270
	162,519	132,461

The availability of revolving credit facilities in the United States was US$2.9 billion as of June 30, 2024 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$450,000 as of June 30, 2024 (US$450,000 as of December 31, 2023).

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

4 Trade accounts receivable

	June 30, 2024	December 31, 2023
Current receivables
Domestic sales	1,836,893	1,920,310
Foreign sales	887,706	852,566
Subtotal	2,724,599	2,772,876
Overdue receivables:
From 1 to 30 days	398,590	397,753
From 31 to 60 days	65,474	93,175
From 61 to 90 days	29,652	29,490
Above 90 days	162,502	188,300
Expected credit losses	(85,805)	(84,913)
Present value adjustment	(4,478)	(5,825)
Subtotal	565,935	617,980
Trade accounts receivable, net	3,290,534	3,390,856

Present value adjustment — The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The monthly interest used to calculate the present value of outstanding receivables on June 30, 2024 were, mostly in Brazil, Selic of 0.83% per transaction (1.8% per transaction on June 30, 2023). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carry out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions — described within Note 8 — Related party transactions.

Changes in expected credit losses:

	June 30, 2024	June 30, 2023
Balance at the beginning of the period	(84,913)	(82,636)
Additions	(10,564)	(6,349)
Write-offs/Reversals	5,483	8,473
Exchange rate variation	4,189	(6,259)
Balance at the end of the period	(85,805)	(86,771)

5 Inventories

	June 30, 2024	December 31, 2023
Finished products	3,225,177	3,096,459
Work in process	520,356	586,036
Raw materials	727,964	759,035
Supplies	683,266	659,700
	5,156,763	5,101,230

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

5 Inventories (cont.)

Changes in the realizable value of inventories is recognized as “Cost of sales” and is presented below:

	June 30, 2024	June 30, 2023
Balance at the beginning of the period	(57,062)	(59,525)
Additions	(15,593)	(33,769)
Write-off	29,089	36,626
Exchange rate variation	2,320	(3,138)
Balance at the end of the period	(41,246)	(59,806)

6 Biological assets

Changes in biological assets:	Current		Non-current
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Balance at the beginning of the period	1,712,153	1,861,106	531,477	501,958
Business combination adjustments	—	(24,542)	—	—
Increase by reproduction (born) and cost to reach maturity	5,558,884	6,346,456	706,708	459,082
Reduction for slaughter, sale or consumption	(6,128,285)	(6,775,834)	(34,115)	(29,099)
Purchases	215,014	242,659	121,516	88,164
Decrease by death	(231,964)	(58,366)	(6,606)	(9,578)
Fair value adjustments	29,946	(89,937)	(63)	—
Reclassification from non-current to current	477,614	184,133	(477,614)	(184,134)
Exchange rate variation	(83,714)	55,621	(23,950)	13,773
Amortization	—	—	(305,815)	(289,301)
Balance at the end of the period	1,549,648	1,741,296	511,538	550,866

7 Recoverable taxes

Recoverable taxes as of June 30, 2024 and December 31, 2023 was comprised of the following:

	June 30, 2024	December 31, 2023
Value-added tax on sales and services – ICMS/IVA/VAT/GST	782,489	919,634
Social contribution on billings – PIS and COFINS	399,692	502,397
Withholding income tax – IRRF/IRPJ	932,761	1,196,502
Excise tax – IPI	18,341	22,004
Reintegra	7,771	8,905
Other	10,818	13,953
	2,151,872	2,663,395

Current	667,076	919,120
Non-current	1,484,796	1,744,275
	2,151,872	2,663,395

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivables

	June 30, 2024	December 31, 2023
Credit with related party(1)	105,791	118,554
	105,791	118,554

____________

(1)      Refers to the agreement entered into between JBS S.A. and J&F Investimentos S.A. and certain former executives of the Group, which represents the definitive settlement of the dispute subject to Arbitration CAM n° 186/21, whereby J&F agreed to pay the total updated amount of US$ 116,355, to be paid in accordance with the terms and conditions specified in the agreement.

Other financial transactions in the Company

The Company entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires trade accounts receivables of certain or our customers in Brazil and abroad. The assignments are at the face value of the receivable less the discount applied by Banco Original through a transfer without recourse to JBS S.A. of all of the associated risks and benefits of such trade accounts receivables. For the six-month period ended June 30, 2024, the Group incurred in a loss from the sale of the receivables of US$65,315 (US$46,331 for the six-month period ended June 30, 2023), recognized as financial expenses.

As of June 30, 2024, the Company held investments with Banco Original, of US$673,428 (US$781,523 as of December 31, 2023), recognized as cash and cash equivalents. The cash investments and cash equivalents have similar rates of return as CDIs (Certificado de Depósito Interbancário). For the six-month period ended June 30, 2024, the Company earned interest from these investments of US$18,555 (US$8,306 for the six-month period ended June 30, 2023), recognized as financial income.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. During the for the six-month period ended June 30, 2024, the Company made donations of US$13,098 (US$11,365 for the six-month period ended June 30, 2023), recognized as general and administrative expenses.

The Company has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, as of June 30, 2024, the Company has commitment agreements in the amount of US$59,400 (US$61,926 as of December 31, 2023).

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the six-month period ended June 30, 2024.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

8 Related party transactions (cont.)

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the six-month period ended June 30, 2024 and 2023 was:

	Six-month period ended June 30,
	2024	2023
Salaries and wages	3,527	4,185
Variable cash compensation	16,599	18,658
	20,126	22,843

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

a.      Composition of deferred tax income and social contribution

	June 30, 2024	December 31, 2023
Deferred income taxes assets	705,809	774,861
Deferred income taxes liabilities	(1,173,758)	(1,360,257)
	(467,949)	(585,396)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments(1)	Balance at June 30, 2024
Tax losses and negative basis of social contribution	840,172	(79,664)	(71,760)	—	688,748
Expected credit losses on trade accounts receivable	38,086	8,026	(3,132)	—	42,980
Provisions for contingencies	78,840	(4,619)	32,965	—	107,186
Present value adjustment	7,648	(2,019)	(933)	—	4,696
Tax credits	23,685	(2,412)	25	(49)	21,249
Labor accident accruals	7,927	(1,010)	—	—	6,917
Pension plan	11,956	(1,453)	71	(2,102)	8,472
Trade accounts payable accrual	277,512	41,654	(51,605)	—	267,561
Non-deductible interest	211,958	3,630	1	—	215,589
Right of use assets	25,417	3,178	(2,320)	—	26,275
Goodwill amortization	(851,840)	(7,478)	98,108	—	(761,210)
Present value adjustment – Trade accounts payable	(6,064)	2,052	564	—	(3,448)
Business combinations	(444,250)	(30,126)	4,673	—	(469,703)
Inventory valuation	(207,085)	(9,468)	(2)	—	(216,555)
Hedge operations(2)	(25,364)	55,391	(836)	(138)	29,053
Realization of other reserves	(115,640)	1,412	14,806	—	(99,422)
Accelerated depreciation and amortization	(514,285)	103,212	—	—	(411,073)
Cut off adjustments (Revenue recognition)	—	27,463	(1,937)	—	25,526
Grains’ Fair Value Adjustment – Subsidiaries	—	25,340	(1,559)	—	23,781
Other permanent differences	55,931	(28,277)	(2,225)		25,429
Deferred taxes, net	(585,396)	104,832	14,904	(2,289)	(467,949)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

	Balance at January 1, 2023	Income statement	Exchange variation	Other Adjustments(1)	Balance at June 30, 2023
Tax losses and negative basis of social contribution	431,501	91,456	16,193	—	539,150
Expected credit losses on trade accounts receivable	26,260	(940)	1,941	(4,011)	23,250
Provisions for contingencies	97,506	3,598	6,158	—	107,262
Present value adjustment	8,165	(276)	551	—	8,440
Tax credits	13,438	(664)	75	(28)	12,821
Labor accident accruals	39,203	(6,758)	182	—	32,627
Pension plan	21,677	7,346	(372)	(4,462)	24,189
Trade accounts payable accrual	264,851	(29,849)	3,330	—	238,332
Non-deductible interest	5,894	27,431	(1,536)	—	31,789
Right of use assets	6,072	2,207	318	—	8,597
Goodwill amortization	(705,645)	(3,045)	(41,317)	—	(750,007)
Present value adjustment – Trade accounts payable	(6,015)	(1,471)	(305)	—	(7,791)
Business combinations	(473,421)	25,185	(3,956)	19,620	(432,572)
Inventory valuation	23,596	29,945	(1,120)	—	52,421
Customer returns accruals – Foreign subsidiaries	(33,416)	3,908	(120)	—	(29,628)
Hedge operations	(27,002)	1,984	(3,629)	31,973	3,326
Realization of other reserves	(106,120)	1,704	(7,043)	—	(111,459)
Accelerated depreciation and amortization	(492,570)	38,785	(724)	—	(454,509)
Other permanent differences	24,304	(11,319)	29,310	3,823	46,118
Deferred taxes, net	(881,722)	179,227	(2,064)	46,915	(657,644)

____________

(1)      Changes in the deferred tax statement of financial position accounts that do not directly impact income statement accounts, are shown in the column Other Adjustments. These adjustments refer mainly to: the direct subsidiary Brazservice Ltda. incorporated into the Company; deferred taxes on cash flow hedge transactions recognized in other comprehensive income, carried out by the subsidiary Seara Alimentos; and pension plan in the United States of America.

(2)      Hedge and hedge accounting operations are demonstrated in Note 25 — Risk management and financial.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

b.      Reconciliation of income tax and social contribution expense:

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Profit before taxes (PBT)	904,618	(439,546)	536,969	(25,870)
Brazilian statutory corporate tax rate	(34)%	34%	(34)%	34%
Expected tax benefit (expense)	(307,570)	149,446	(182,569)	8,796

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	(1,403)	1,975	817	1,031
Non-taxable tax benefits(1)	109,579	236,326	56,431	103,017
Difference of tax rates on taxable income from foreign subsidiaries	69,228	(28,671)	33,915	(10,792)
Transfer pricing adjustments	(4,887)	(1,832)	(2,380)	(359)
Profits taxed by foreign jurisdictions(2)	(35,878)	(175,472)	(65,628)	(91,149)
Deferred income tax not recognized	4,031	(143,331)	14,726	(67,782)
Dividends paid abroad	(10,483)	—	(10,483)	—
Non-taxable interest – Foreign subsidiaries	7,806	63,959	1,661	30,532
Donations and social programs(3)	(2,105)	(3,912)	(6)	(1,496)
SELIC interest on tax credits	4,119	2,466	3,384	1,456
Other permanent differences	15,578	23,379	940	12,593
Current and deferred income tax benefit (expense)	(151,985)	124,333	(149,192)	(14,153)

Current income tax	(256,817)	(38,644)	(253,007)	(31,937)
Deferred income tax	104,832	162,977	103,815	17,784
	(151,985)	124,333	(149,192)	(14,153)
Effective income tax rate	(16.80)%	28.29%	(27.78)%	(54.71)%

Additional information: analysis of the variation in the effective rate:

According to IAS 12, the effective average rate is calculated by the ratio between the tax expense (benefit) and the accounting profit. However, it is important to highlight that this rate can be influenced by operations that impact the tax expense (benefit) but do not have a direct relation to the net profit for the period. Examples of these operations include the effects of unrecognized deferred taxes, income tax and social contribution on the realization of the revaluation reserve, dividends paid abroad, and investment subsidies from previous years. In our understanding, this information should be considered for the analysis of the effective rate.

____________

(1)      The Company and its subsidiaries have subsidies granted by state governments, as presumed income tax benefits, in accordance with the regulations of each State. The appropriate values of this tax incentive as revenue in the result are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. During the six-month period ended June 30, 2024, the Company and its subsidiaries recorded the amount of government subsidies in the amount of US$295 million, all of which were excluded from their income tax and social contribution calculation basis.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

9 Income taxes (cont.)

The exclusion of this tax benefit from the income tax and social contribution calculation base on net income reflected a tax gain in the six-month period ending June 30, 2024 of US$100 million.

On June 12, 2023, when considering Repetitive Topic 1182, the STJ understood that the requirement of IRPJ and CSLL on amounts related to ICMS tax incentives, other than those granted in the form of presumed credits, is undue, as long as the requirements of the article 30 of Law No. 12,973/14, and it is certain that the Company recorded the profit reserve referred to in the legislation. Law No. 14,789/23 changed the investment subsidy regime for tax purposes and revoked article 30 of Law No. 12,973/14 and its effects are being fulfilled by the Company for the year 2024, except in relation to presumed ICMS credits, whose taxation was ruled out by the unified understanding of the STJ Panels that deal with tax matters in the judgment of ERESP 1.517.492/PR.

(2)      According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(3)      Refers to the donations, as described in Note 24 — Expenses by nature.

Global Minimum Tax:

Starting January 1st, 2024, the rules of Pillar II came into effect in various countries, impacting multinational companies operating in those jurisdictions.

The Group, being subject to these global Pillar II norms, applies the relief from deferred tax accounting introduced by International Tax Reform — Pillar Two Model Rules (Amendments to IAS12), as well as the estimation of additional tax payments related to income tax due to measurement uncertainties and impacts.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2024	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2024
Buildings	4,305,145	193,748	(2,735)	(128,719)	(253,990)	4,113,449
Land	1,209,739	17,038	(729)	—	(103,663)	1,122,385
Machinery and equipment	4,310,590	386,950	(9,619)	(316,406)	(196,111)	4,175,404
Facilities	764,036	102,720	(39)	(26,365)	(103,272)	737,080
Computer equipment	166,291	35,516	(138)	(24,420)	(5,539)	171,710
Vehicles (land and air)	272,663	19,565	(3,957)	(20,995)	(21,590)	245,686
Construction in progress	1,636,719	(159,505)	(2,629)	—	(101,983)	1,372,602
Other	253,006	31,805	(155)	(19,572)	(7,575)	257,509
	12,918,189	627,837	(20,001)	(536,477)	(793,723)	12,195,825

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

10 Property, plant and equipment (cont.)

	Balance at January 1, 2023	Additions net of transfers(1)	Disposals	Depreciation	Exchange rate variation	Balance at June 30, 2023
Buildings	3,779,963	359,384	(3,117)	(126,184)	141,460	4,151,506
Land	1,056,590	23,918	(188)	—	47,785	1,128,105
Machinery and equipment	3,832,826	476,665	(20,668)	(293,616)	126,324	4,121,531
Facilities	575,290	120,001	(284)	(21,244)	55,083	728,846
Computer equipment	116,263	28,756	(406)	(21,018)	4,124	127,719
Vehicles (land and air)	214,898	69,761	(4,157)	(20,406)	9,970	270,066
Construction in progress	2,124,483	(276,194)	—	—	79,408	1,927,697
Other	215,050	19,497	(8,639)	(16,871)	6,418	215,455
	11,915,363	821,788	(37,459)	(499,339)	470,572	12,670,925

____________

(1)      Additions for each category includes transfers from construction in progress during the period.

For the six-month period ended June 30, 2024, the amount of capitalized interest added to construction in progress and included in additions was US$17,305 (US$41,895 for the six-month period ended June 30, 2023).

Annually, the Group tests the recoverability of its assets that were identified as having any indicator of impairment using the concept of value in use through discounted cash flow models). The tests for recoverability of assets are applied at the end of each fiscal year on December 31, follow by indications of impairment during the year. In six-month period ended June 30, 2024, the Company recognized an impairment of fixed assets in the amount of US$8,968, related to the restructuring of the indirect subsidiary Pilgrim’s Pride Corporation (PPC).

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.29% for the six-month period ended June 30, 2024 (5.85% at December 31, 2023).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2024	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2024
Growing facilities	805,370	54,362	(25,005)	(80,297)	(52,080)	702,350
Buildings	532,104	97,639	(14,271)	(45,195)	(25,045)	545,232
Vehicles (land)	223,720	23,502	(821)	(36,059)	(1,245)	209,097
Machinery and equipment	90,101	29,864	(2,924)	(22,743)	(5,682)	88,616
Operating plants	19,695	518	(3,432)	(2,549)	(1,932)	12,300
Land	19,186	602	—	(1,300)	(777)	17,711
Computer equipment	15,534	—	(107)	(4,401)	(1,618)	9,408
	1,705,710	206,487	(46,560)	(192,544)	(88,379)	1,584,714
	Balance at January 1, 2023	Additions(1)	Terminated contracts	Amortization	Exchange rate variation	Balance at June 30, 2023
Growing facilities	823,989	103,050	(9,945)	(85,493)	30,880	862,481
Buildings	426,996	101,596	(4,481)	(40,213)	18,305	502,203
Vehicles (land)	201,655	45,417	(664)	(36,998)	853	210,263
Machinery and equipment	104,890	17,592	(1,058)	(25,441)	2,911	98,894
Operating plants	18,706	3,866	(128)	(3,191)	1,505	20,758
Land	19,641	578	—	(1,268)	9	18,960
Computer equipment	9,216	—	(117)	(2,041)	651	7,709
	1,605,093	272,099	(16,393)	(194,645)	55,114	1,721,268

____________

(1)      The additions for each line are presented net of PIS and COFINS.

11.2 Lease liabilities

	June 30, 2024	December 31, 2023
Undiscounted lease payments	2,106,735	2,262,433
Present value adjustment	(391,500)	(421,206)
	1,715,235	1,841,227
Breakdown:
Current liabilities	332,800	352,627
Non-current liabilities	1,382,435	1,488,600
	1,715,235	1,841,227

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

11 Leases (cont.)

Changes in the lease liability:

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2024
Lease liability	1,841,227	209,160	50,241	(236,030)	(52,992)	(96,371)	1,715,235
	Balance at January 1, 2023	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at June 30, 2023
Lease liability	1,721,833	274,864	48,479	(242,157)	(15,592)	60,717	1,848,144

____________

(1)      Refers to Rivalea’s, which was acquired during the first quarter of 2022.

The non-current portion of the lease liability schedule is as follows:

June 30, 2024
2025	266,489
2026	233,279
2027	179,010
2028	141,310
2029	122,290
Maturities after 2029	753,944
Total Future Minimum Lease Payments	1,696,322
Less: Imputed Interest	(313,887)
Present Value of Lease Liabilities	1,382,435

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2024	Additions	Amortization	Exchange rate variation	Balance at June 30, 2024
Amortizing:
Trademarks	341,183	540	(14,798)	(11,302)	315,623
Software	24,941	16,043	(2,935)	(3,815)	34,233
Customer relationships	486,166	—	(36,185)	(3,372)	446,609
Supplier contracts	28,077	—	(1,898)	(2,304)	23,875
Others	1,044	29	(126)	(63)	884
Non-amortizing:
Trademarks	1,092,793	449	—	(33,756)	1,059,486
Water rights	11,391	—	—	(68)	11,323
	1,985,595	17,061	(55,942)	(54,680)	1,892,033

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

12 Intangible assets (cont.)

	Balance at January 1, 2023	Additions	Disposals	Amortization	Exchange rate variation	Balance at June 30, 2023
Amortizing:
Trademarks	315,912	—	—	(11,168)	(360)	304,384
Software	21,079	3,034	(57)	(2,448)	1,633	23,241
Customer relationships	549,705	—	(64)	(36,927)	9,658	522,372
Supplier contracts	30,509	—	—	(1,900)	1,491	30,100
Others	833	31	(28)	(139)	1	698
Non-amortizing:
Trademarks	1,050,106	95	—	—	48,677	1,098,878
Water rights	11,347	—	—	—	(19)	11,328
	1,979,491	3,160	(149)	(52,582)	61,081	1,991,001

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:

	June 30, 2024	December 31, 2023
Balance at the beginning of the period	6,105,020	5,828,691
Business combinations adjustments	—	11,842
Exchange rate variation	(387,846)	264,487
Balance at the end of the period	5,717,174	6,105,020
CGUs	June 30, 2024	December 31, 2023
Brazil Beef	1,631,604	1,873,448
Seara	668,282	766,970
Moy Park	771,990	777,583
USA Pork	694,534	694,534
Australia Meat	275,099	280,915
Australia Smallgoods	304,169	310,598
Pilgrim’s Food Masters (PFM)	331,682	336,683
Others CGUs without significant goodwill	1,039,814	1,064,289
Total	5,717,174	6,105,020

For the six-month period ended June 30, 2024 and 2023 there were no indicators of impairment of goodwill within any CGU.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

14 Trade accounts payable

	June 30, 2024	December 31, 2023
Domestic:
Commodities	1,357,070	1,761,470
Materials and services	2,814,166	3,123,140
Finished products	4,431	38,061
Present value adjustment	(10,830)	(19,642)
	4,164,837	4,903,029

Foreign:
Commodities	1,855	31,354
Materials and services	328,504	320,691
Finished products	1,888	1,979
	332,247	354,024
Total trade accounts payable	4,497,084	5,257,053

Supplier finance arrangements(1)
Domestic	932,311	940,344
Foreign	8,042	7,722
Total supplier finance arrangements	940,353	948,066
Total	5,437,437	6,205,119

____________

(1)      The Company and its indirect subsidiary Seara Alimentos carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ Agropecuária has already advanced this operation with the banks under the supply chain finance method. As of June 30, 2024, the amount of this transaction was US$68,701 (US$61,926 at December 31, 2023), this operation is recognized as supply chain finance.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

15 Loans and financing

Type	Average annual interest rate	Currency	Index	Payment terms/non- current debt	Current		Non-current
					June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Foreign currency
ACC – Advances on exchange contracts	6.15%	USD	—	2024	175,166	52,158	—	—
Prepayment	7.38%	USD	SOFR	2024 – 27	—	5,531	—	174,346
FINIMP – Import Financing	6.48%	USD e EUR	Euribor	2025	10,857	31,291	—	647
White Stripe credit facility	8.45%	USD e CAD	—	—	—	2,892	—	—
Working capital – Dollar	8.97%	USD	SOFR	2024 – 30	5,983	362	2,393	2,553
CRA – Agribusiness Credit Receivable Certificates	5.37%	USD	—	2024 – 38	922	442	64,872	38,464
Scott credit facilities	2.20%	USD	—	2029	—	—	—	1,815
Others	7.47%	USD	—	2024	4,945	—	—	—
					197,873	92,676	67,265	217,825
Local currency
FINAME(1)	5.98%	BRL	—	2024 – 25	152	478	—	6
Prepayment(2)	7.09%	GBP, USD	BoE, SOFR	2024 – 25	12,927	54,906	—	60,000
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	11,528	11,542	988,269	986,220
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	19,213	19,219	887,716	886,398
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	947	1,084	69,829	77,885
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	7,450	7,458	587,556	586,210
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	31,502	31,910	1,240,456	1,239,931
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	1,541	1,563	488,689	495,338
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	3,833	3,833	981,506	980,341
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	16,199	16,729	954,944	984,472
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	23,886	29,469	1,624,150	2,001,095
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	29,670	30,900	1,485,947	1,576,065
Notes 4.38% JBS Lux 2052	4.38%	USD	—	2052	16,297	16,309	887,464	887,237
Notes 6.50% JBS Lux 2052	6.50%	USD	—	2052	8,385	8,396	1,525,703	1,527,284
Notes 7.25% JBS Lux 2053	7.25%	USD	—	2053	8,156	18,669	883,974	883,214
Notes 4.25% PPC 2031	4.25%	USD	—	2031	7,684	8,972	843,846	984,404
Notes 3.50% PPC 2032	3.50%	USD	—	2032	10,500	10,500	891,719	891,184
Notes 6.25% PPC 2033	6.25%	USD	—	2033	30,455	43,924	965,170	984,018
Notes 6.88% PPC 2034	6.88%	USD	—	2034	4,297	7,639	485,320	484,577
Working capital – Reais	17.45%	BRL	TJLP	2024 – 28	—	5,081	—	16,331
Working capital – Euros	3.10%	EUR	Euribor	2024 – 28	16,996	17,249	9,808	10,186
Export credit note	14.20%	BRL	CDI	2024 – 30	931	2,913	1,335	214,735
CDC – Direct Consumer Credit	15.97%	BRL	—	2024 – 28	16,926	21,296	4,255	9,020
Livestock financing – Pre	10.73%	BRL	—	2024	216,279	242,928	—	—
CRA – Agribusiness Receivables Certificate	9.88%	BRL	CDI & IPCA	2024 – 37	134,713	149,060	1,761,681	2,013,297
Credit line – Scott	7.69%	USD, EUR	—	2025	—	20,087	—	529
Credit line – Beardstown Pace	3.65%	USD	—	2050	—	6,689	—	64,700
JBS Australia Confinement Agreement	2.76%	AUD	—	2028	—	993	—	34,053
Others	4.68%	Various	Various	2031	47,423	9,098	99,884	11,012
Total					677,890	798,894	17,669,221	18,889,742
					875,763	891,570	17,736,486	19,107,567

____________

(1)      FINAME — Government Agency for Machinery and Equipment Financing

(2)      FINEP — Research and projects financing

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

15 Loans and financing (cont.)

Average annual interest rate:    Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of June 30, 2024 (US$2.9 billion as of December 31, 2023). In Brazil, the availability of revolving credit facilities was US$450,000 (US$450,000 at December 31, 2023).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	June 30, 2024
2025	12,556
2026	14,253
2027	1,073,308
2028	988,328
2029	686,038
Maturities after 2029	14,962,003
17,736,486

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its financial debt covenants restrictions as of June 30, 2024.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	June 30, 2024	December 31, 2023
Taxes payable in installments	59,651	67,980
PIS/COFINS tax payable	19,605	32,835
ICMS/VAT/GST tax payable	32,665	35,335
Withholding income taxes	5,684	10,527
Others	93,898	91,693
Subtotal	211,503	238,370
Income taxes payable	113,374	83,247
Total	324,877	321,617

Breakdown:
Current liabilities	238,034	227,249
Non-current liabilities	86,843	94,368
	324,877	321,617

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	June 30, 2024	December 31, 2023
Social charges in installments	403,417	489,520
Bonus and vacation along with related social charges	785,981	736,138
Salaries and related social charges	468,627	503,400
Others	68,106	58,626
	1,726,131	1,787,684
Breakdown:
Current liabilities	1,315,869	1,297,181
Non-current liabilities	410,262	490,503
	1,726,131	1,787,684

Labor taxes payable in installments:  In December 2022, the Federal Supreme Court (STF) in a decision favorable to the Direct Action of Unconstitutionality (ADI No. 4,395), declared that the subrogation of the collection of social security contributions was unconstitutional, referring to the Assistance Fund for Rural Workers (FUNRURAL) to slaughterhouses, consumer companies, consignees or product-acquiring cooperatives. As of June 30, 2024 the Company and its subsidiaries have recorded a provision of US$280,096 (US$353,000 as of December 31, 2023) under the heading “Social Charges Installments” related to FUNRURAL installments. Since 2018 to date, the Company and its subsidiaries settled the FUNRURAL payments installment in the total amount of US$258,028 in cash or through compensation of federal taxes recoverable.

18 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for these deemed probable based on estimated costs determined by management as follow:

Breakdown:

	June 30, 2024	December 31, 2023
Current liabilities	266,590	197,440
Non-current liabilities	272,387	315,953
	538,977	513,393
	June 30, 2024				December 31, 2023
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total
Brasil	95,674	68,119	107,834	271,627	107,940	73,502	133,006	314,448
USA	—	266,590	—	266,590	—	197,439	—	197,439
Others jurisdictions	119	42	599	760	64	48	1,394	1,506
Total	95,793	334,751	108,433	538,977	108,004	270,989	134,400	513,393

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

18 Provisions for legal proceedings (cont.)

	Labor		Civil			Tax and Social Security
Jurisdiction	Brazil	Other	Brazil	USA	Other	Brazil	Other
Balance at January 1, 2023	107,940	64	73,502	197,440	47	133,006	1,394
Additions, reversals and changes in estimates	34,000	(594)	11,340	80,276	(541)	(13,670)	4,381
Payments	(34,795)	790	(11,000)	(11,090)	299	(1,674)	14
Indexation	2,538	(99)	4,153	—	(113)	6,636	(4,730)
Exchange rate variation	(14,009)	(42)	(9,876)	(36)	350	(16,464)	(460)
Balance at June 30, 2024	95,674	119	68,119	266,590	42	107,834	599

Balance at January 1, 2022	99,187	83	48,539	174,240	21	104,126	1,294
Additions, reversals and changes in estimates	27,754	(484)	10,738	31,700	1,079	3,393	250
Payments	(32,035)	(669)	(4,874)	(30,300)	(3,008)	(278)	(91)
Indexation	5,563	(211)	7,694	—	758	5,666	2,122
Exchange rate variation	6,872	1,342	3,541	—	1,172	11,539	(2,189)
Balance at June 30, 2023	107,341	61	65,638	175,640	22	124,446	1,386

Civil legal proceedings (probable loss):

The Company, along with its legal department and hired external offices, continues to monitor the developments of the legal proceedings and understand that the accounting provisions measured and known up to the date of approval of these financial statements are sufficient for risk coverage.

United States

On June 24, 2024 a settlement was reached in the amount of US$100,000 In re Broiler Chicken Grower Litigation, Case No. CIV-17-033. In the six-month period ended June 30, 2024, the Group has recognized US$ 71,000 for these settlement as an expense within General and Administrative expense.

The Company continues to defend itself against all legal proceedings that it is part of and will seek reasonable settlements where they are available.

Legal proceedings (possible loss):

In the six-month period ended June 30, 2024, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

19 Equity

a.      Share capital:    Share capital on June 30, 2024 and December 31, 2023 was US$13,177,841, represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the six-month period ended June 30, 2024.

b.      Profit reserve:

b1.    Treasury shares:    Treasury shares include shares repurchased by the Group. As of June 30, 2024 and 2023, the Group had no balance in treasury shares.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

19 Equity (cont.)

c.      Non-controlling interest:    Material non-controlling interest as of June 30, 2024 consisted of the 17.5% (17.5% as of December 31, 2023), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.5% as of June 30, 2024 (82.5% as of December 31, 2023) of the total. The profit allocated to the PPC non-controlling interest was US$91,926 and US$12,100 for the six-month period ended June 30, 2024 and 2023, respectively. The accumulated non-controlling interest in PPC was US$798,606 as of June 30, 2024 (US$728,551 as of December 31, 2023). For the six-month period ended June 30, 2024, purchase of treasury stock by PPC was nil (nil for the six-month period ended June 30, 2023). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

	Six-month period ended June 30,
	2024	2023
Net Revenue	4,559,314	4,308,091
Net Income	326,523	60,908
Net cash provided by operating activities	989,656	89,341
	June 30, 2024	December 31, 2023
Total assets	10,078,457	9,810,361
Total liabilities	6,332,976	6,465,784

20 Net revenue

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Domestic sales	27,837,233	26,109,327	14,364,749	13,289,382
Export sales	9,445,646	8,629,985	4,919,418	4,762,686
NET REVENUE	37,282,879	34,739,312	19,284,167	18,052,068

20.1 Contract balances

Customer contract liabilities relate to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the statement of financial position.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	June 30, 2024	December 31, 2023
Trade accounts receivable	4	3,290,534	3,390,856
Contract liabilities		(186,979)	(324,598)
Total customer contract revenue		3,103,555	3,066,258

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

21 Net finance expense

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Exchange rate variation	153,386	57,307	75,499	3,369
Fair value adjustments on derivatives	(408,570)	462	(332,476)	15,190
Interest expense(1)	(851,675)	(817,696)	(431,958)	(422,551)
Interest income(2)	210,733	147,237	120,396	79,613
Bank fees and others	(52,237)	(23,338)	(31,079)	(12,473)
	(948,363)	(636,027)	(599,618)	(336,852)

Finance income	364,119	219,734	195,895	98,171
Finance expense	(1,312,482)	(855,761)	(795,513)	(435,023)
	(948,363)	(636,027)	(599,618)	(336,852)

____________

(1)     For the six-month period ended June 30, 2024, the amount of US$592,051 (US$565,293 for the six-month period ended June 30, 2023) refers to interest expenses from loans and financings.

(2)      For the six-month period ended June 30, 2024, the amount of US$54,746 (US$37,330 for the six-month period ended June 30, 2023) refers to interest income from short-term investments.

22 Earnings (loss) per share

Basic and diluted:    There was no change in the assumptions for calculating earnings per share — basic in relation to the financial statements for the year ended December 31, 2023.

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Net income attributable to Company shareholders	661,097	(332,880)	328,770	(53,243)
Weighted average – common shares outstanding	2,218,116,370	2,218,116,370	2,218,116,370	2,218,116,370

Basic and diluted earnings (loss) per share – (US$)	0.30	(0.15)	0.15	(0.02)

23 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) — our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment performance is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of all the items of profit and loss that compose the Group’s profit before taxes, applying the same accounting policies as described in these unaudited condensed financial statements, except for the following adjustments as further described below: exclusion of share of profit of equity-accounted investees, net of; exclusion of net finance expense; exclusion of depreciation and amortization expenses; exclusion of expenses with antitrust

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

23 Operating segments (cont.)

agreements described in note 19; exclusion of donations and social programs expenses; exclusion of impairment of assets; exclusion of restructuring; exclusion of Rio Grande do Sul claim; exclusion of fiscal payments — special program; and exclusion of certain other operating income (expense), net.

Brazil:    this segment includes all the operating activities from the Group, mainly represented by slaughter facilities, cold storage and meat processing, fat, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Seara:    this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America:    this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA:    this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride:    this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia:    Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

23 Operating segments (cont.)

frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others:    includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

The information by operational segment are as follows:

	Six-month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	5,853,896	4,305,590	11,573,513	4,072,239	8,913,876	3,098,047	260,520	38,077,681	(794,802)	37,282,879
Adjusted EBITDA(1)	356,195	627,749	19,184	553,553	1,283,399	349,728	3,693	3,193,501	(1,324)	3,192,177
	Six-month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	5,173,221	4,070,854	11,076,939	3,585,022	8,466,919	2,903,667	501,497	35,778,119	(1,038,807)	34,739,312
Adjusted EBITDA(1)	193,550	113,093	109,849	122,624	644,047	140,084	(3,016)	1,320,231	(1,188)	1,319,043
	Three-month period ended June 30, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	2,980,000	2,222,493	5,992,414	2,161,888	4,555,765	1,651,683	96,065	19,660,308	(376,141)	19,284,167
Adjusted EBITDA(1)	226,310	387,091	28,996	240,257	782,752	225,760	3,679	1,894,845	(645)	1,894,200
	Three-month period ended June 30, 2023
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination(*)	Total
Net revenue	2,824,711	2,082,339	5,810,550	1,776,872	4,304,794	1,508,962	256,938	18,565,166	(513,098)	18,052,068
Adjusted EBITDA(1)	136,458	84,803	87,549	78,024	375,347	143,484	(2,282)	903,383	(609)	902,774

____________

(*)      Includes intercompany and intersegment transactions.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

23 Operating segments (cont.)

(1)    The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows below:

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Profit (loss) before taxes	904,618	(439,546)	536,969	(25,870)
Share of profit of equity-accounted investees, net of tax	4,128	(5,807)	(2,404)	(3,031)
Net finance expense	948,363	636,027	599,618	336,852
Depreciation and amortization	1,090,778	1,035,865	546,272	536,727
Antitrust agreements(1)	80,277	31,700	75,585	18,000
Donations and social programs(2)	14,580	7,386	4,785	4,655
Impairment of assets	—	21,745	—	918
Restructuring(3)	52,156	43,757	37,199	32,854
Rio Grande do Sul claim(4)	6,221	—	6,221	—
Fiscal payments – Special Program(5)	81,766	—	81,766	—
Other operating income (expense), net(6)	9,290	(12,084)	8,189	1,669
Elimination	1,324	1,188	645	609
Total Adjusted EBITDA for reportable segments	3,193,501	1,320,231	1,894,845	903,383

____________

(1)     Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 18 — Provisions for legal proceedings.

(2)     Refers to the donations, as described in Note 24 — Expenses by nature.

(3)      Refers to multiple restructuring initiatives, primarily those in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.

(4)      Refers to the claim resulting from flooding that occurred in Rio Grande do Sul.

(5)     Refers to the special program for payment of tax processes with exemption from fines and reduction of interest.

(6)     Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, marketing of social programs, insurance recovery, among others.

Below is net revenue and total assets based on geography, presented for supplemental information.

	Six-month period ended June 30, 2024
	North and Central America(2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination(1)	Total
Net revenue	21,983,600	10,289,621	2,821,643	2,981,113	176,250	38,252,227	(969,348)	37,282,879
Total assets	17,550,611	15,737,081	3,951,588	5,290,879	276,458	42,806,617	(3,308,904)	39,497,713
	Six-month period ended June 30, 2023
	North and Central America(2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination(1)	Total
Net revenue	20,642,749	8,606,199	2,680,821	2,943,085	110,398	34,983,252	(243,940)	34,739,312
Total assets	29,049,438	18,188,982	3,625,247	5,310,471	1,569,431	57,743,569	(16,586,762)	41,156,807

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

23 Operating segments (cont.)

	Three-month period ended June 30, 2024
	North and Central America(2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination(1)	Total
Net revenue	11,415,110	5,266,931	1,504,948	1,518,072	95,241	19,800,302	(516,135)	19,284,167
	Three-month period ended June 30, 2023
	North and Central America(2)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination(1)	Total
Net revenue	10,775,276	4,610,688	1,286,116	1,513,273	49,604	18,234,957	(182,889)	18,052,068

____________

(1)      Includes intercompany and intersegment transactions.

(2)      Including the holdings located in Europe that are part of the North American operation.

24 Expenses by nature

Expenses by nature are disclosed as follows:

	Six-month period ended June 30,		Three-month period ended June 30,
	2024	2023	2024	2023
Cost of sales
Cost of inventories, raw materials and production inputs	(26,897,240)	(26,719,040)	(13,760,826)	(13,722,374)
Salaries and benefits	(4,087,016)	(3,648,305)	(2,063,933)	(1,858,467)
Depreciation and amortization	(966,943)	(909,271)	(486,038)	(474,314)
	(31,951,199)	(31,276,616)	(16,310,797)	(16,055,155)
Selling
Freight and selling expenses	(1,842,841)	(1,899,406)	(925,351)	(955,138)
Salaries and benefits	(161,202)	(145,040)	(81,605)	(75,747)
Depreciation and amortization	(27,716)	(31,821)	(14,016)	(15,188)
Advertising and marketing	(152,394)	(154,336)	(75,757)	(78,081)
Net impairment losses (recovery)	(4,245)	(1,182)	(1,804)	(6,554)
Commissions	(32,870)	(26,899)	(17,614)	(16,188)
	(2,221,268)	(2,258,684)	(1,116,147)	(1,146,896)
General and administrative
Salaries and benefits	(613,514)	(549,455)	(305,568)	(268,542)
Fees, services held and general expenses	(420,489)	(342,656)	(263,863)	(173,396)
Depreciation and amortization	(96,120)	(94,775)	(46,218)	(47,226)
DOJ and Antitrust agreements	(80,277)	(31,700)	(75,585)	(18,000)
Donations and social programs(1)	(14,580)	(6,404)	(4,785)	(3,673)
	(1,224,980)	(1,024,990)	(696,019)	(510,837)

____________

(1)      Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Company to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

24 Expenses by nature (cont.)

For the six-month period ended June 30, 2024, the Company incurred expenses with internal research and development, in the amount of US$2,912 (US$6,644 for the six-month period ended June 30, 2023).

24.1 — Other income and expenses

Other income: During the six-month period ended June 30, 2024, the Company recorded in other incomes the amount of U$38,454 (US$97,117 as of June 30, 2023), which consist of several operations that are not significant and mainly refer to results on sale of asset totaling US$5,748 (US$16,984 as of June 30, 2023), insurance recovery totaling US$51 (US$19,086 as of June 30, 2023), tax refund and extemporaneous tax credit totaling US$4,871 (US$32,201 as of June 30, 2023) and other miscellaneous items.

Other expenses: During the six-month period ended June 30, 2024, the Company recorded in other expenses the amount of U$66,777 (US$85,465 as of June 30, 2023), which consist mainly of restructuring totaling US$51,234 (US$37,737 as of June 30, 2023), loss on asset sale totaling US$11,458 (US$20,307 as of June 30, 2023) and other miscellaneous items.

Restructuring related expenses

During the six and three-month period ended June 30, 2024, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	Six-month period ended in June 30, 2024
	Provisions	Expenses	Cash Outlays
Pilgrims Europe Central	2,732	24,172	19,491
Pilgrim’s Food Masters	10,047	19,652	9,974
Pilgrim’s Pride Ltd.	1,127	7,410	704
Moy Park	2,107	—	659
Total	16,013	51,234	30,828
	Three-month period ended in June 30, 2024
	Provisions	Expenses	Cash Outlays
Pilgrims Europe Central	7,519	9,722	12,780
Pilgrim’s Food Masters	(4,945)	19,652	5,781
Pilgrim’s Pride Ltd.	(626)	7,301	386
Moy Park	(656)	—	659
Total	1,292	36,675	19,606

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

24.1 — Other income and expenses (cont.)

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2023 to June 30, 2024 and from December 31, 2022 to June 30, 2023. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Balance Sheets. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of June 30, 2024
Severance	2,537	34,158	(25,206)	(119)	11,370
Contract termination	1,597	928	(1,933)	(6)	586
Asset impairment	1,995	13,553	(15,530)	(18)	—
Other	4,109	2,595	(2,614)	(33)	4,057
Total(*)	10,238	51,234	(45,283)	(176)	16,013
	Liability reserve as of December 31, 2022	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of June 30, 2023
Severance	6,142	21,550	(16,724)	283	11,251
Contract termination	922	1,278	(96)	118	2,222
Asset impairment	3,007	5,197	(8,155)	475	524
Other	6,526	9,719	(5,349)	(88)	10,808
Total(*)	16,597	37,744	(30,324)	788	24,805

____________

(*)      Recognized in each of its respective balance accounts.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	June 30, 2024	December 31, 2023
Assets
Fair value through profit or loss(1)
Financial investments	3	2,318,011	2,642,258
National treasury bills	3	121,895	210,716
Derivative assets		49,258	169,736
Amortized cost(2)
Cash at banks	3	1,322,154	1,830,814
Margin cash	3	90,761	18,191
Trade accounts receivable	4	3,290,534	3,390,856
Related party receivables	8	105,791	118,554
Total		7,298,404	8,381,125
Liabilities
Amortized cost
Loans and financing	15	(18,612,249)	(19,999,137)
Trade accounts payable and supply chain finance	14	(5,437,437)	(6,205,119)
Lease		(1,715,235)	(1,841,227)
Other financial liabilities(3)		(76,862)	(104,043)
Fair value through profit or loss
Derivative liabilities		(230,108)	(144,251)
Total		(26,071,891)	(28,293,777)

____________

(1)     CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.

(2)      Loans and receivables are classified as amortized cost; (ii) the trade accounts receivable are short-term and net of expected losses.

(3)      Balances refer to commitments with third parties for investment.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Fair value of assets and liabilities through profit or loss:    The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1	—	Quoted prices in active markets (unadjusted) for identical assets or liabilities;
Level 2	—

Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

Level 3	—	Inputs used for fair value calculations which are not derived from an active market. The Group do not have any financial instruments that utilize significant level 3 inputs.
	June 30, 2024			December 31, 2023
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,318,011	2,318,011	206,650	2,435,608	2,642,258
National treasury bills	121,895	—	121,895	210,716	—	210,716
Derivative assets	—	49,258	49,258	—	169,736	169,736

Financial liabilities
Derivative liabilities	—	230,108	230,108	—	144,251	144,251

Fair value of assets and liabilities carried at amortized cost:    The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on June 30, 2024 and December 31, 2023, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of the notes:

	June 30, 2024			December 31, 2023
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	92.88%	928,810	1,000,000	92.10%	920,960
Notes 5.13% JBS Lux 2028	899,740	98.77%	888,682	900,000	99.66%	896,931
Notes 3.00% JBS Lux 2029	600,000	89.13%	534,792	600,000	88.24%	529,440
Notes 6.50% JBS Lux 2029	69,906	100.00%	69,907	77,973	99.27%	77,406
Notes 5.50% JBS Lux 2030	1,249,685	98.50%	1,230,940	1,250,000	98.55%	1,231,875
Notes 3.75% JBS Lux 2031	493,000	87.48%	431,267	500,000	86.45%	432,250
Notes 3.00% JBS Lux 2032	1,000,000	85.99%	859,880	1,000,000	81.66%	816,560
Notes 3.62% JBS Lux 2032	969,100	85.99%	833,310	1,000,000	85.60%	856,030
Notes 5.75% JBS Lux 2033	1,661,675	99.44%	1,652,420	2,050,000	99.35%	2,036,736
Notes 6.75% JBS Lux 2034	1,507,046	105.77%	1,593,927	1,600,000	105.27%	1,684,368
Notes 4.37% JBS Lux 2052	900,000	74.11%	666,972	900,000	74.36%	669,204
Notes 6.50% JBS Lux 2052	1,548,000	99.55%	1,541,065	1,550,000	100.71%	1,560,989
Notes 7.25% JBS Lux 2053	900,000	108.58%	977,193	900,000	109.34%	984,060
Notes 4.25% PPC 2031	856,407	91.07%	779,956	1,000,000	90.27%	902,650
Notes 3.50% PPC 2032	900,000	84.62%	761,616	900,000	84.47%	760,203
Notes 6.25% PPC 2033	980,000	101.52%	994,895	1,000,000	102.90%	1,029,020
Notes 6.87% PPC 2034	500,000	106.08%	530,400	499,999	108.05%	540,230
	16,034,559		15,276,032	16,727,972		15,928,912

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, of 25% to 50%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on June 30, 2024 and December 31, 2023, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of June 30, 2024 and December 31, 2023 are shown below:

	June 30, 2024	December 31, 2023
Net exposure to the CDI rate:
CRA – Agribusiness Credit Receivable Certificates	—	(60,676)
Credit note – export	(2,266)	(217,648)
Rural – Credit note – Prefixed	(150)	(1,208)
Related party transactions	166	624
CDB-DI (Bank certificates of deposit)	1,124,949	943,526
Margin cash	90,761	31,566
Subtotal	1,213,460	696,184
Derivatives (Swap)	(1,681,736)	(1,427,374)
Total	(468,276)	(731,190)
Net exposure to the IPCA rate:
Treasury bills	22,820	27,716
CRA – Agribusiness Credit Receivable Certificates	(1,843,390)	(2,101,681)
Margin cash	18,506	51,751
Related party transactions	105,625	117,930
Subtotal	(1,696,439)	(1,904,284)
Derivatives (Swap)	1,606,215	1,423,667
Total	(90,224)	(480,617)
Assets exposure to the CPI rate:
Margin cash	16,133	49,144
Total	16,133	49,144
Liabilities exposure to the SOFR rate:
Prepayment	—	(280,971)
Prepayment – exchange agreement	(2,762)	(2,915)
Total	(2,762)	(283,886)
Liabilities exposure to the TJLP rate:
Working Capital	—	(771)
Total	—	(771)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Sensitivity analysis as of June 30, 2024:

Contracts exposure	Risk	Current scenario	Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation – 25%		Scenario (III) Interest rate variation – 50%
			Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Increase	10.40%	10.44%	(214)	15.60%	(25,946)	20.80%	(51,892)
IPCA	Increase	3.93%	3.94%	(6)	4.91%	(945)	5.90%	(1,889)
CPI	Increase	3.30%	3.30%	(1)	2.48%	(142)	1.65%	(284)
SOFR	Decrease	5.33%	5.33%	—	6.66%	(39)	8.00%	(78)
				(221)		(27,072)		(54,143)
			June 30, 2024				December 31, 2023
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) – US$	Fair value (Liability) – US$	Fair value	Notional	Fair value (Asset) – US$	Fair value (Liability) – US$	Fair value
Swap	CDI	2024	158,305	172,986	(137,722)	(736)	181,769	189,067	(189,571)	(504)
	IPCA	2024	96,698	128,160	(97,858)	30,301	111,031	142,472	(111,625)	30,847
	IPCA	2027	245,626	258,963	(254,437)	4,526	79,937	94,520	(85,402)	9,118
	IPCA	2028	—	—	—	—	91,298	108,777	(100,034)	8,743
	IPCA	2030	251,848	296,032	(282,762)	13,270	289,179	350,639	(328,591)	22,048
	IPCA	2031	271,401	301,323	(306,416)	(5,093)	288,874	333,981	(326,029)	7,952
	IPCA	2032	207,452	221,637	(234,321)	(12,684)	87,821	103,620	(105,459)	(1,839)
	IPCA	2034	143,913	145,789	(147,941)	(2,152)	—	—	—	—
	IPCA	2036	—	—	—	—	18,824	23,487	(24,650)	(1,163)
	IPCA	2037	217,487	254,311	(282,138)	(27,826)	214,822	266,169	(267,639)	(1,470)
	IPCA	2038	158,537	167,949	(173,545)	(5,595)	—	—	—	—
	IPCA	2039	23,230	23,975	(24,074)	(99)	—	—	—	—
			1,774,497	1,971,125	(1,977,214)	(6,088)	1,363,555	1,612,732	(1,539,000)	73,732

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP		MXN		AUD
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
OPERATING
Cash and cash equivalents	1,595,660	1,570,813	47,936	68,154	7,326	20,102	—	271,503	134	42
Trade accounts receivable	644,217	579,651	159,539	147,839	64,311	49,743	—	134,113	472	241
Sales orders(1)	1,035,922	916,595	83,228	73,564	125,720	217,509	—	—	—	—
Trade accounts payable	(257,107)	(174,781)	(68,210)	(74,963)	(10,779)	(15,846)	—	(267,433)	(93)	(320)
Purchase orders	(84,177)	(56,710)	(19,523)	(18,012)	—	—	—	—	—	—
Subtotal	2,934,515	2,835,568	202,970	196,582	186,578	271,508	—	138,183	513	(37)
FINANCIAL
Margin cash	—	—	—	—	—	—	—	—	—	—
Advances to customers	(3,918)	(111,368)	(1,076)	(12,621)	(1,178)	(511)	—	—	—	—
Loans and financing	(256,204)	(306,798)	(2,461)	(3,218)	(12,927)	—	—	—	—	—
Subtotal	(260,122)	(418,166)	(3,537)	(15,839)	(14,105)	(511)	—	—	—	—
Subtotal	2,674,393	2,417,402	199,433	180,743	172,473	270,997	—	138,183	513	(37)
Total exposure	2,674,393	2,417,402	199,433	180,743	172,473	270,997	—	138,183	513	(37)
DERIVATIVES
Future contracts	(177,124)	(250,788)	(119,600)	(137,070)	(33,746)	(44,142)	—	—	—	—
Deliverable Forwards (DF’s)	(706,508)	(398,024)	50,482	67,303	(21,781)	(14,369)	—	—	2,100	2,846
Non-Deliverable Forwards (NDF’s)	(2,012,135)	(1,306,760)	(5,593)	5,071	(53,962)	(97,124)	—	—	—	—
Total derivatives	(2,895,767)	(1,955,572)	(74,711)	(64,696)	(109,489)	(155,635)	—	—	2,100	2,846
NET EXPOSURE	(221,374)	461,830	124,722	116,047	62,984	115,362	—	138,183	2,613	2,809

____________

(1)      Sales orders, although not recorded in the Balance Sheet, are part of the Company’s risk analysis and foreign exchange exposure for the purpose of contracting protection derivatives.

b1 Sensitivity analysis and derivative financial instruments breakdown:

b1.1 US Dollar (amounts in thousands of US$):

Exposure of US$	Risk	Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
			Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.5589	5.4742	(47,620)	6.9486	781,705	8.3384	1,563,404
Financial	Depreciation	5.5589	5.4742	4,221	6.9486	(69,292)	8.3384	(138,584)
Derivatives	Depreciation	5.5589	5.4742	46,991	6.9486	(771,383)	8.3384	(1,542,760)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Exposure of US$	Risk	Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
			Exchange rate	Effect on equity	Exchange rate	Effect on equity	Exchange rate	Effect on equity
Net debt in foreign subsidiaries	Depreciation	5.5589	5.6436	(209,377)	6.9486	(3,437,009)	8.3384	(6,873,993)
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value
Future Contract	American dollar	Short	220	(177,124)	(4,861)	52,199	(250,788)	(2,078)
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value
Deliverable Forwards	American dollar	Short	(706,508)	(706,508)	15,990	(398,024)	(398,024)	29,150
Non-Deliverable Forwards	American dollar	Short	(2,012,135)	(2,012,135)	(62,659)	(1,306,760)	(1,306,760)	13,975

b1.2 € — EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	5.9547	5.8724	(2,989)	4.4660	(54,067)	2.9774	(108,135)
Financial	Depreciation	5.9547	5.8724	52	4.4660	942	2.9774	1,884
Derivatives	Depreciation	5.9547	5.8724	1,100	4.4660	19,902	2.9774	39,803
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value
Future Contract	Euro	Long	(1,321)	(119,600)	(7)	(1,157)	5,071	513
Deliverable Forwards	Euro	Short	8,478	50,482	(1,137)	12,576	67,303	(1,885)
Non-Deliverable Forwards	Euro	Long	(939)	(5,593)	84	947	5,071	(652)

b1.3 £ — British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	7.0259	6.9260	(2,827)	5.2694	(49,701)	3.5130	(99,402)
Financial	Depreciation	7.0259	6.9260	214	5.2694	3,757	3.5130	7,515
Derivatives	Depreciation	7.0259	6.9260	1,659	5.2694	29,166	3.5130	58,332
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value
Deliverable Forwards	British pound	Short	(3,100)	(21,781)	239	(2,333)	(14,369)	202
Non-Deliverable Forwards	British pound	Short	(7,680)	(53,962)	(704)	(15,771)	(97,124)	(579)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

b1.4 AUD — Australian Dollar (amounts in thousands of US$):

Exposure of US$	Risk	Current exchange rate	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation – 25%		Scenario (iii) Interest rate variation – 50%
			Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	3.7106	3.6598	(7)	2.7830	(137)	1.8553	(274)
Derivatives	Appreciation	3.7106	3.6598	(31)	2.7830	(559)	1.8553	(1,119)
			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value
Deliverable Forwards	Australian dollar	Short	566	2,100	4	865	2,846	(1)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	June 30, 2024	December 31, 2023
DERIVATIVES
Future contracts	144,225	(101)
NET EXPOSURE	144,225	(101)

Sensitivity analysis as of June 30, 2024:

Exposure	Risk	Current price (USD per head)	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation – 25%		Scenario (ii) @ Variation – 50%
			Price	Effect on income	Price	Effect on income	Price	Effect on income
Derivatives	Appreciation	41	39	(5,134)	30	(38,419)	20	(76,838)

Derivatives financial instruments breakdown:

			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future Contracts	Commodities (Cattle)	Long	10,177	144,225	(501)	(6)	(101)	—

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	June 30, 2024	December 31, 2023
OPERATING
Purchase orders	65,686	114,097
Subtotal	65,686	114,097
DERIVATIVES
Future contracts	38,524	—
Subtotal	38,524	—
NET EXPOSURE	104,210	114,097

Sensitivity analysis as of June 30, 2024:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation – 25%		Scenario (ii) Price variation – 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(1.69)%	(1,181)	(25)%	(17,498)	(50)%	(34,995)
Derivatives	Depreciation	(1.69)%	(693)	(25)%	(10,262)	(50)%	(20,524)

Derivatives financial instruments breakdown:

			June 30, 2024			December 31, 2023
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value
Future contracts	Commodities (Grains)	Short	7,698	38,524	(667)	—	—	—

c3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated for the three-month period ended June 30, 2024, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting – Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	7,698	38,524	(740)

c3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Below are the effects on the statement of income, after the adoption of hedge accounting:

	June 30, 2024	June 30, 2023
Statements of income:
Cost of sales before hedge accounting adoption	(3,544,719)	(3,965,870)

Derivatives operating income (loss)	1,741	20,458
Currency	—	1,640
Commodities	1,741	18,818
Cost of sales with hedge accounting	(3,542,978)	(3,945,412)

Financial income (expense), net excluding derivatives	(22,565)	29,633

Derivatives financial income (expense), net	(136,505)	(24,777)
Currency	(109,852)	(3)
Commodities	(26,337)	(24,060)
Interest	(316)	(714)
Financial income (expense), net	(159,070)	4,856

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	June 30, 2024	June 30, 2023
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	(129)	(11,161)
Currency	—	(895)
Commodities	(129)	(10,266)

Gain on cash flow hedge	380	(3,025)
Deferred income tax on hedge accounting		1,029
Total of other comprehensive income (expense)	380	(1,996)

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Hedge cash flow movement	December 31, 2023	OCI	June 30, 2024
Hedge accounting operations at the parent company	(510)	357	(153)
(-) IR/CS	173	(121)	52
Impact of Hedge Operations on Subsidiaries	(337)	236	(101)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	June 30, 2024	December 31, 2023
Statement of financial position:
Derivative (liabilities)/assets	(667)	—

Financial instruments designated as hedge accounting:
Commodities	(667)	—
Derivative (liabilities)/assets	(65,764)	4,473

Financial instruments not designated as hedge accounting:
Exchange	(65,028)	4,977
Interest	(736)	(504)

Other comprehensive income (expense)	(121)	(550)
Currency	—	39
Commodities	(121)	(589)

Inventories	55	6,577
Currency	91	136
Commodities	(36)	6,441

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Open amounts in statement of financial position of derivative assets and liabilities:

	June 30, 2024	December 31, 2023
Assets:
Not designated as hedge accounting	—	—
Interest	—	—
Current assets	—	4,977
Non-current assets	—	—

(Liabilities):
Designated as hedge accounting	667	750
Interest	—	750
Current liabilities	66,431	—
Not designated as hedge accounting	65,764	504
Commodities	65,028	—
Interest	736	504

c4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	June 30, 2024	December 31, 2023
OPERATIONAL
Firm contracts of cattle purchase	2,869,811	3,230,355
Subtotal	2,869,811	3,230,355
DERIVATIVES
Deliverable Forwards	(672,494)	389,130
Subtotal	(672,494)	389,130
NET EXPOSURE	2,197,317	3,619,485

Sensitivity analysis as of June 30, 2024:

Exposure	Risk	Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation – 25%		Scenario (iii) Price variation – 50%
		Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income
Operating	Depreciation	(2.08)%	(63,634)	(25.00)%	(764,466)	(50.00)%	(1,528,932)
Derivatives	Appreciation	(2.08)%	14,912	(25.00)%	179,140	(50.00)%	358,281

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

Derivatives financial instruments breakdown:

Instrument	Risk factor	Nature	June 30, 2024			December 31, 2023
			Notional (USD)	Notional (R$)	Fair value	Notional (USD)	Notional (R$)	Fair value
Deliverable Forwards	Commodities (Cattle)	Short	(120,976)	(672,494)	(17,113)	80,377	389,130	(1,982)

d. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
June 30, 2024
Cash and cash equivalents	—	3,690,302	—
Margin cash	—	162,519	—
Trade accounts receivable	(2.61)%	3,290,534	(85,805)
Related party receivables	—	511,538	—
	—	7,654,893	(85,805)

e. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	June 30, 2024					December 31, 2023
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total
Trade accounts payable and supply chain finance	5,437,437	—	—	—	5,437,437	6,205,119	—	—	—	6,205,119
Loans and financing	875,763	12,556	1,087,561	16,636,371	18,612,251	891,570	171,228	1,212,538	17,723,802	19,999,138
Estimated interest on loans and financing(1)	1,359,711	782,310	1,598,217	7,913,301	11,653,539	1,362,896	1,052,488	1,910,116	7,390,262	11,715,762
Derivatives liabilities (assets)	229,904	—	—	—	229,904	144,251	—	—	—	144,251
Payments of leases	332,800	221,369	335,999	825,068	1,715,236	(2,796)	293,444	442,272	1,108,307	1,841,227
Other liabilities	20,465	53,874	—	15	74,354	21,162	20,914	—	61,967	104,043

____________

(1)       Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the three-month period ended June 30, 2024 and for the year ended December 31, 2023. Payments in foreign currencies are estimated using the June 30, 2024 and December 31, 2023 exchange rates.

The Group has future commitment for purchase of grains and cattle whose balances for the six-month period ended June 30, 2024 is US$32,2 billion (December 31, 2023 is US$35,6 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the six-month period ended June 30, 2024 is US$37,119 (US$13,575 at December 31, 2023). This guarantee exceeds the amount of the collateral.

JBS S.A. Notes to unaudited condensed consolidated interim financial information for the six-month period ended June 30, 2024 and 2023 (Expressed in thousands of United States dollar)

25 Risk management and financial instruments (cont.)

The indirect subsidiary JBS USA and its subsidiaries, has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the six-month period at June 30, 2024 is US$106,894 (US$67,335 at December 31, 2023). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance for the six-month period ended June 30, 2024 is US$18,506 (US$51,751 in December 31, 2023). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of these financial statements.

For the six-month period ended June 30, 2024, Management considered as main risk the data and assumptions highlighted below:

(i)     possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

•        losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

•        reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

•        interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii)    structural changes and their impacts on the business, such as:

•        regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

•        reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.